

February 19, 2013

Via E-mail
Mr. Thomas J. Felmer
Senior Vice President and Chief Financial Officer
Brady Corporation
6555 West Good Hope Road
Milwaukee, WI 53223

> **Re: Brady Corporation**
> **Form 10-K**
> **Filed September 27, 2012**
> **File No. 1-14959**

Dear Mr. Felmer:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended July 31, 2012

Risk Factors, page 6

1. We note the risk factor related to goodwill on page 10. Please revise your disclosure in future filings to either specifically quantify the goodwill impairment recognized in the period ended January 31, 2012 or to state that goodwill impairments have been material to date.

Management's Discussion and Analysis, page 16

Results of Operations, page 16

2. We note your discussion of restructuring charges on page 17 and your disclosures in the footnote on page 60. Given you have recorded material restructuring charges in each of the last three years, please tell us and revise future filings to disclose: i) whether you anticipate incurring additional expenses and to the extent known and material, quantify such expenses; ii) the cost savings you expect to realize as a result of this restructuring; and iii) when you expect restructuring actions to be substantially complete.

3. We note your discussion of segment profit on pages 20-21, as well as your response dated February 17, 2012 to comment 4 in our letter dated January 31, 2012. It is not clear to us how your current disclosures have adequately complied or addressed the points in our previous comment. For example, in particular, we note the continued decline in segment profit for the Asia-Pacific segment in the last three years, but the results of operations section includes only the two following explanations and its variants regarding the performance in that segment:

   • The primary driver of the gross margin decline was the Asia-Pacific region, where lost sales due to the decline in market share of a primary customer have been replaced with lower margin sales opportunities, and price competition within the die-cut industry has increased (page 16); and

   • The decline in the profit in fiscal 2012 was primarily due to increased market competitiveness and a decline in sales within the Asia Die-Cut platform, particularly within the mobile handset industry. In addition, segment profit was negatively impacted by the residual effects of the Thailand flood through delayed product launches and lower absorption of fixed costs (page 21).

   Further, it is not clear how the explanation for the decrease in consolidated gross margin in the first bullet translates into the explanation for the decrease in Asia-Pacific segment profit in the second bullet. Based on the foregoing disclosures, it would be helpful if readers were provided, at a minimum, a discussion that would include the background of the affected market participants, the timeline over which these events were unfolding, and any specific actions the Company is taking to reverse this downward trend.

Liquidity and Capital Resources, page 21

4. Revise future filings to quantify the amount available on your revolving credit facility as of the latest balance sheet date.

Critical Accounting Estimates, page 24

5. We note the disclosure on page 25 regarding the sensitivity analysis applied to your goodwill impairment assessment, as well as the similar disclosure in last year's Form 10-K. Given the material goodwill impairment recognized during fiscal 2012, for those

reporting units whose estimated fair value is not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, either individually or in the aggregate, could materially impact your operating results, please provide the following disclosures for each of these reporting units in future filings: i) identify the report unit(s); and ii) the percentage by which fair value exceeds the carrying value as of the most recent step-one test. If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings.

6. Given the materiality of your goodwill balance, an impairment charge could materially impact your quarterly operating results. Consequently, we remind you of the MD&A requirement to fully disclose material uncertainties. If the operating results of any of your businesses have been, or are expected to be, adversely impacted by known events, trends or circumstances then that fact would presumably create an uncertainty over the recoverability of underlying assets including goodwill. Similarly, if there has been an adverse change in the spread between a reporting unit's fair value and carrying value then that fact would increase the risk of a future goodwill impairment. The disclosure requirements include a clear explanation of the adverse events, trends and circumstances and a quantification of the carrying values of the assets that could become impaired by these events, trends and circumstances. Please note the guidance in Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification in your future filings.

7. We note your statement on page 25 that sales growth rates and improvement in gross margin and SG&A as a percentage of sales are the assumptions most sensitive to a decline in estimated fair value. Please tell us more about the extent your assumptions rely on improvement in gross margin and sales growth rates and other amounts that improve from recent historical experience. For example, please explain whether any of your reporting units would be at risk of failing the step one test if the assumptions did not project these improvements and provide a quantified comparison of the assumptions with historical amounts. In future filings, provide quantified disclosure explaining how these assumptions affect your testing and your basis for making the assumptions. Please provide us with an example of your future disclosure.

8. In the quarter following the impairment charge in the North/South Asia reporting unit, you changed the reporting unit structure to divide North/South Asia into two new reporting units. On page 37, you state this was done to "better allocate resources to align with sales growth initiatives." Please describe the reorganization and explain to us the changes that resulted in Die-Cut Asia and Brady Asia being reporting units while previously they were not, addressing the specific criteria in paragraphs 33-38 of ASC 350-20-35.

<u>Form 10-Q for the period ended October 31, 2012</u>

<u>Financial Condition, page 19</u>

9. Please explain the underlying reasons for the intermediate factors mentioned in your discussion of cash flows. For example, on page 20 you cite "unfavorable cash flows from accounts receivable," but do not address the underlying causes or the reasons for the increase in accounts receivable from 62% of quarterly sales as of July 31, 2012, to 65% as of October 31, 2012.

<u>Form 8-K filed on December 31, 2012</u>

10. We note you acquired PDC on December 28, 2012. Please confirm to us that none of the significance tests described in Rule 1-02(w) exceed 20 percent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief